SCAILEX CORPORATION LTD.

PROXY FOR THE 2006 ANNUAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON DECEMBER 31, 2006

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

        The undersigned hereby constitutes and appoints ERAN SCHWARTZ, YAHEL SHACHAR and SHACHAR RACHIM and each of them, the true and lawful attorneys, agents and proxies of the undersigned, with full power of substitution to each of them, to represent and to vote, on behalf of the undersigned, all the Ordinary Shares of Scailex Corporation Ltd. (the “Company”), held of record in the name of the undersigned at the close of business on November 28, 2006, at the 2006 Annual General Meeting of Shareholders (the “Annual Meeting”) to be held at the offices of Israel Petrochemicals Enterprises Ltd., Amot Mishpat House, 4th Floor, 8 Shaul Hamelech Boulevard, Tel Aviv, Israel, on December 31, 2006 at 2:00 p.m. (Israel time), and at any and all adjournments thereof on the following matters, which are more fully described in the Notice of 2006 Annual General Meeting of Shareholders and Proxy Statement relating to the Annual Meeting.

The undersigned acknowledges receipt of the Notice of 2006 Annual General Meeting of Shareholders and Proxy Statement of the Company relating to the Annual Meeting.

This Proxy, when properly executed, will be voted in the manner directed herein by the undersigned. If no direction is made, the Proxy will be voted FOR each proposal. Any and all proxies heretofore given by the undersigned are hereby revoked.

(Continued and to be signed on the reverse side)

2006 ANNUAL GENERAL MEETING OF SHAREHOLDERS OF
SCAILEX CORPORATION LTD.
DECEMBER 31, 2006

Please date, sign and mail
your proxy card in the
envelope provided as soon
as possible.

”Please detach along perforated line and mail in envelope provided. ”

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE ELECTION OF THE OUTSIDE DIRECTOR
AND ALL OTHER DIRECTORS LISTED AND “FOR” PROPOSALS 3 AND 4.
PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE
IN BLACK OR BLUE INK AS SHOWN HERE ☒
					FOR	AGAINST	ABSTAIN
		1.	To elect Dror Barzilai as an Outside Director.		☐	☐	☐
		2.	To elect seven other directors
			i.	Eran Schwartz	☐	☐	☐
			ii.	Irit Ben-Ami	☐	☐	☐
			iii.	Arie Zief	☐	☐	☐
			iv.	Shalom Singer	☐	☐	☐
			v.	Arie Silverberg	☐	☐	☐
			vi.	Modi Peled	☐	☐	☐
			vii.	Dr. Arie Ovadia	☐	☐	☐
		3.	To approve amendments to Articles 25, 66 and 69 of the Company's Articles of Association.		☐	☐	☐
		4.	To approve the appointment of Brightman Almagor & Co. as independent auditors for the fiscal year ended December 31, 2007 and to approve the extension of the appointment of Kesselman & Kesselman as independent auditors for the fiscal year ended December 31, 2006 and to approve the delegation to the audit committee of the authority to fix the independent auditors' remuneration.		☐	☐	☐
To change the address on your account, please check the box at the right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method.	☐

Signature of shareholder	Date:	Signature of shareholder	Date:

Note:	Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each owner should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by a duly authorized officer, giving full title as such. If the signer is a partnership, please sign in partnership name by authorized person.